

13000062



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

Act: 1934
Section: 14a-8
Rule:
Public
Availability: 1/3/13

Richard J. Kolencik
Marathon Oil Corporation
rjkolencik@marathonoil.com

Re: Marathon Oil Corporation

Dear Mr. Kolencik:

This is in regard to your letter dated January 2, 2013 concerning the shareholder proposal submitted by United Brotherhood of Carpenters Pension Fund for inclusion in Marathon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Marathon therefore withdraws its December 13, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
edurkin@carpenters.org

From:	Kolencik, Richard J. (MRO) <rjkolencik@marathonoil.com>
Sent:	Wednesday, January 02, 2013 4:06 PM
To:	shareholderproposals
Cc:	Mazzu, Sam A. (MRO)
Subject:	Marathon Oil Corporation - Withdrawal of Stockholder Proposal (Rule 14a-8(j)) - United Brotherhood of Carpenter's Pension Fund
Attachments:	Document.pdf

Ladies and Gentlemen,

On December 13, 2012, Marathon Oil Corporation submitted a no-action letter request to the Division of Corporation Finance of the U.S. Securities and Exchange Commission seeking to exclude a stockholder proposal submitted to Marathon Oil by the United Brotherhood of Carpenter's Pension Fund (the "Proponent"). The Proponent requested Marathon Oil's Board of Directors to institute an advisory triennial say-on-pay vote for stockholders (the "Proposal").

Today, Marathon Oil received the attached letter from the Proponent withdrawing the Proposal. Because the Proponent has withdrawn the Proposal, Marathon Oil hereby withdraws its request for no-action relief under Rule 14a-8(j).

If you have any questions, please feel free to contact me. Thank you for your attention to this matter.

Sincerely,
Richard J. Kolencik

Richard J. Kolencik
Assistant General Counsel, Corporate & Finance, and Assistant Secretary
Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056-2799
Wk: (713) 296-2535
Cell: (713) 201-6639
Fax: (713) 296-4227
e-mail: RJKolencik@marathonoil.com



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 713-513-4011]

January 2, 2013

Sylvia J. Kerrigan
Corporate Secretary
Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056

Dear Ms. Kerrigan:

On behalf of the Carpenters Pension Fund ("Fund"), I hereby withdraw the Triennial Say-on-Pay shareholder proposal ("Proposal") submitted by the Fund to Marathon Oil Corporation on November 8, 2012. The Fund's withdrawal of the Proposal is based on its recognition that there is little interest among Proposal recipients to allow a new say-on-pay frequency vote at this time. We have engaged in constructive and informative dialogue with a majority of the companies that received the Proposal, and those discussions have prompted our withdrawal of the Proposal

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Richard J. Kolencik
Assistant General Counsel and Assistant Secretary


Marathon Oil

Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056
Telephone 713.296.2535
Fax 713.296.4227
rjkolencik@marathonoil.com

Sent Via Electronic Mail

December 13, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter – Stockholder Proposal for Inclusion in Marathon Oil Corporation's 2013 Proxy Statement submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon" or "Company"), has received a stockholder proposal and supporting statement (the "Stockholder Proposal") from the United Brotherhood of Carpenters Pension Fund (the "Proponent") for inclusion in Marathon's proxy statement for its 2013 Annual Meeting of Stockholders (the "2013 Proxy Materials") to be held on April 24, 2013. Marathon asks that the staff of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") to not recommend to the Commission that any enforcement action be taken if Marathon excludes the Stockholder Proposal from its 2013 Proxy Materials for the reasons described below.

I. The Stockholder Proposal

The Stockholder Proposal requests Marathon's Board of Directors (the "Board") to institute an advisory triennial say-on-pay vote for stockholders, stating in relevant part:

> **Therefore, Be It Resolved**: That the shareholders of Marathon Oil Corporation ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual

> incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.

A copy of the Proponent's cover letter dated November 8, 2012, the Stockholder Proposal, Marathon's deficiency letter pursuant to Rule 14a-8 dated November 15, 2012 and the Proponent's supplemental letter dated November 16, 2012 are attached hereto as "Exhibit A."

II. <u>Basis for Exclusion</u>

Marathon believes that it may properly exclude the Stockholder Proposal from its 2013 Proxy Materials based on (1) Rule 14a-8(i)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because inclusion of the Stockholder Proposal would present alternative and conflicting decisions for Marathon stockholders and submitting both proposals for stockholder approval could provide conflicting and ambiguous results at the 2013 Annual Meeting of Stockholders, and (2) Rule 14a-8(i)(10) of the Exchange Act because the Stockholder Proposal has been substantially implemented by the Company.

Marathon's statement of reasons is more particularly described below.

III. <u>Background and Company Proposals</u>

On January 25, 2011, the Commission adopted amendments to its rules to implement the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to, in part, stockholder approval of executive compensation.[1] Exchange Act Release No. 34-63768 (hereinafter, the "2011 Release"). Section 951 of the Dodd-Frank Act amends the Exchange Act by adding Section 14A, which requires companies to conduct a separate stockholder advisory vote to approve the compensation of executive officers, as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402.[2] Section 14A also requires companies to conduct a separate stockholder advisory vote to determine how often an issuer will conduct a stockholder advisory vote on executive compensation.[3] In connection with implementing the abovementioned requirements of Section 14A, the Commission also added a new Note to Rule 14a-8(i)(10) relating to stockholder proposals.[4]

New Rule 14a-21(a) provides that if a solicitation is made by an issuer relating to an annual or other meeting of stockholders at which directors will be elected and for which the Commission's rules require executive compensation disclosure pursuant to Item 402 of Regulation S-K, then the issuer must conduct a say-on-pay vote, and a say-on-pay vote must occur thereafter no later than the annual or other meeting of stockholders held in the third calendar year after the

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[1] *See* Exchange Act Release No. 34-63768, 76 Fed. Reg. at §§ II, B(4), VI (January 25, 2011).
[2] 17 C.F.R. § 240.14a-21 (2012).
[3] *Id.*
[4] *See* Note 1, at §§ II, B(4), VI.

immediately preceding say-on-pay vote.[5] Additionally, Rule 14a-21(b) provides that if a solicitation is made by a company relating to an annual or other meeting of stockholders at which directors will be elected, and for which the Commission's rules require executive compensation disclosure pursuant to Item 402 of Regulation S-K, then that issuer must conduct a say-on-frequency vote for its first annual or other meeting of stockholders occurring on or after January 21, 2011, and that such say-on-frequency vote must occur thereafter no later than the annual or other meeting of stockholders held in the sixth calendar year after the immediately preceding say-on-frequency vote.[6]

The new Note to Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal as "substantially implemented" if the proposal would provide for a say-on-pay vote, seek future say-on-pay votes, or relate to the frequency of say-on-pay votes.[7] Such stockholder proposals may be excluded under this new Note if, in the most recent say-on-frequency vote, a single frequency received a majority of the votes cast and the company adopted a policy for the frequency of say-on-pay votes that is consistent with that choice.[8] The Division has indicated that this Note will also apply to stockholder proposals seeking votes on matters that are already "subsumed" within the say-on-pay or say-on-frequency vote, not just a Section 14A-compliant say-on-pay/say-on-frequency proposal.

Pursuant to the 2011 Release and the amended Section 14A, Marathon conducted "say-on-pay" (the "Company's Say-on-Pay Proposal") and "say-on-frequency" (the "Company's Frequency Proposal") votes during its 2011 Annual Meeting of Stockholders held on April 27, 2011 as disclosed in our 2011 Proxy Materials.[9] The Company's Say-on-Pay Proposal sought stockholder approval of the compensation of our named executive officer compensation as disclosed pursuant to Item 402, including annual incentive compensation, long-term incentive compensation and post-retirement compensation.[10] The Company's Frequency Proposal provided stockholders the opportunity to choose, on an advisory basis, whether the Company's Say-on-Pay Proposal would be held "every year, every two years, or every three years."[11] At the Company's 2011 Annual Stockholder Meeting, the Company's Say-on-Pay Proposal and the frequency of "every year" in the Company's Frequency Proposal received the support of a majority of the votes cast.[12]

Following the advisory vote, the Board carefully considered the results of the stockholder vote and, in accordance with those results, approved the inclusion of a say-on-pay proposal on an annual basis. Subsequently, the Company's say-on-pay proposal was included in the Company's

---

[5] 17 C.F.R. § 240.14a-21, Note 2.
[6] *Id.*
[7] *See* Note 1, at §§ II, B(4), VI.
[8] *Id.*
[9] *See* Marathon Oil Corp., Notice of Annual Meeting of Stockholders and Proxy Statement (DEF14A) (March 8, 2011) (the "2011 Proxy Materials").
[10] *Id.* at 30.
[11] *Id.* at 31.
[12] *See* Marathon Oil Corp., Current Report (Form 8-K) (April 29, 2011) (attached hereto as "Exhibit B").

2012 Proxy Materials, allowing stockholders the opportunity to approve the compensation of our named executive officers as disclosed pursuant to Item 402, including annual incentive compensation, long-term incentive compensation and post-retirement compensation.[13]

Consistent with the above approach, Marathon intends to include a say-on-pay proposal in its 2013 Proxy Materials, allowing stockholders the opportunity to approve the compensation of our named executive officers as disclosed pursuant to Item 402, including annual incentive compensation, long-term incentive compensation and post-retirement compensation.

IV. The Stockholder Proposal May Be Properly Omitted Pursuant to Rule 14a-8(i)(9) Because It Directly Conflicts With the Company's Proposal to Have Stockholders Approve the Executive Compensation of its Named Executive Officers on an Annual Basis.

Rule 14a-8(i)(9) provides that a stockholder proposal may be excluded if "the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." The Commission has found that proposals need not be expressly contrary to fall within the scope of Rule 14a-8(i)(9). Further, the Commission has stated that the company's proposal and the stockholder's proposal need not be "identical in scope or focus" in order to omit a stockholder proposal from the company's proxy materials under Rule 14a-8(i)(9).[14] The purpose of the exclusion is to prevent stockholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management. Consequently, the inclusion of both the Stockholder Proposal and the Company's say-on-pay proposal would present the Company's stockholders with alternative and conflicting decisions on the same subject matter which could lead to an inconsistent and ambiguous result.

As previously discussed, the Company intends to include in its 2013 Proxy Materials a say-on-pay proposal allowing stockholders the opportunity to approve the compensation of our named executive officers as disclosed pursuant to Item 402, which includes annual incentive compensation, long-term incentive compensation and post-retirement compensation. The Stockholder Proposal requests that executive compensation be broken out into the three aforementioned categories allowing stockholders to approve each category. However, this conflicts with the Company's proposal to approve the total compensation, including if in the Stockholder Proposal the stockholders vote against total compensation or approve total compensation but do not approve one of the sub-categories. Because the Stockholder Proposal requests that the Board provide stockholders the opportunity to vote on an advisory triennial say-on-pay vote, it conflicts with the Company's say-on-pay proposal as well as the previously approved Company Frequency Proposal, which established an annual say-on-pay vote.

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[13] Marathon Oil Corp., Notice of Annual Meeting of Stockholders and Proxy Statement (DEF14A) at 30 (March 8, 2012) (the "2012 Proxy Materials").

[14] *See* Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

Stockholders are entitled to consider matters proposed by the Company in a well-organized and coherent manner. The Division has consistently taken the position that when a company-sponsored proposal and a stockholder proposal present alternative and conflicting decisions for stockholders, submitting both to a vote could provide inconsistent and ambiguous results, the stockholder proposal may be excluded under Rule 14a-8(i)(9). In *Supervalu, Inc.* (avail. April 20, 2010), the Division held that a proposal requesting the company to adopt a policy that provided for an annual stockholder advisory vote could be omitted under Rule 14a-8(i)(9) since it was contrary to management's submission to stockholders recommending a triennial advisory vote on executive compensation. *See also Lowe's Companies, Inc.* (avail. Mar. 22, 2010) (concurring in excluding a proposal requesting for holders of 10% of the company's outstanding stock to call special meetings could be excluded under Rule 14a-8(i)(9) because the company would include in the proxy materials a proposal calling for 25% of the stockholders to call special meetings); *Phillips-Van Heusen Corporation* (avail. Apr. 21, 2000) (concurring in excluding a proposal limiting directors' bonus incentive and option plans under Rule 14a-8(i)(9) because the proposal conflicted with company proposals to approve incentive and option plans); *Unicom Corporation* (avail. Feb. 14, 2000) (concurring in excluding a proposal mandating that the company reject a proposed merger under Rule 14a-8(i)(9) because the proposal conflicted with a company proposal to approve such merger); *Scudder New Europe Fund, Inc.* (avail. Apr. 29, 1999) (concurring in excluding a proposal under Rule 14a-8(i)(9) because the proposal was contrary to a company merger proposal); and *General Electric Company* (avail. Jan. 28, 1997) (concurring in excluding a proposal requiring modifications to a company's stock option plan under Rule 14a-8(i)(9) because such modifications conflicted with the terms and conditions of a company proposal to adopt a new employee stock option plan).

Consistent with the cited no-action letter precedents, the Stockholder Proposal, if approved, would be in conflict with and contrary to the Company's say-on-pay proposal and the Company's Frequency Proposal. Submitting both proposals to stockholders at the 2013 Annual Meeting would, therefore, present alternative and conflicting decisions for stockholders and provide inconsistent and ambiguous results. Therefore, it is our opinion that the Stockholder Proposal is excludable under Rule 14a-8(i)(9).

V. <u>The Stockholder Proposal May Be Properly Omitted Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.</u>

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of stockholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). In 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." Exchange Act Release No. 20091 (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. Exchange Act Release No. 40018 at note 30 and accompanying text (May 21, 1998).

Finally, the Commission further revised Rule 14a-8(i)(10) to permit the exclusion of a stockholder proposal as "substantially implemented" if the proposal would provide for a say-on-pay vote, seek future say-on-pay votes, or relate to the frequency of say-on-pay votes. *See* the 2011 Release. Specifically, the 2011 Release amended Rule 14a-8(i)(10) by inserting the following Note:

> Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter. (Emphasis added).

Here, the facts are substantially similar to the circumstances described under the 2011 Release and the new Note to Rule 14a-8(i)(10), which would permit the exclusion of a stockholder proposal as "substantially implemented" because the Stockholder Proposal would provide for a say-on-pay vote and directly relate to the frequency of say-on-pay votes. Specifically, the Stockholder Proposal requests, in part, that the Board "institute an advisory triennial say-on-pay vote" allowing stockholders the opportunity to vote at every third annual stockholder meeting on the overall compensation of Marathon's named executive officers in addition to three other components of the named executive officers' compensation plan. As previously described, a majority of the votes cast by stockholders regarding the Company's Frequency Proposal in 2011 set the Company's say-on-pay proposal on an "every year" or annual basis. Moreover, since the Commission's adoption of the 2011 Release, Marathon has substantially implemented and complied with Section 14A of the Exchange Act, as it was amended by Section 951 of the Dodd-Frank Act, requiring companies to conduct a separate stockholder advisory vote to approve the compensation of named executive officers and to conduct a separate stockholder advisory vote to determine how often an issuer will conduct a stockholder advisory vote on executive compensation. Marathon, through both the Company's Say-on-Pay Proposal and the Company's Frequency Proposal, has satisfactorily addressed both the Stockholder Proposal's underlying concerns and its essential objective: allowing stockholders to approve, on an advisory basis, the frequency of say-on-pay votes and the compensation of our named executive officer compensation as disclosed pursuant to Item 402, including annual incentive compensation, long-term incentive compensation and post-retirement compensation. The Stockholder Proposal relates directly to the Company's Frequency Proposal which was previously supported by a majority of the votes cast, setting the frequency of such say-on-pay votes annually. As a result, the Company has established a practice of including an annual say-on-pay proposal in its proxy statements. Thus, according to the Commission's 2011 Release, the Stockholder Proposal would be permitted to be excluded pursuant to Rule 14a-8(i)(10) because the Stockholder Proposal would provide for a say-on-pay vote and directly relates to the frequency of say-on-pay votes.

Moreover, the Commission has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See Exxon Mobil Corp.* (avail. Mar. 17, 2011) (proposal requesting that the board prepare a report on the steps the company has taken to reduce the risk of accidents and further specify that the report should describe the board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment was substantially implemented by Exxon Mobil's public disclosures which compared favorably with the guidelines of the proposal). *See also, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to verify the employment legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

The Stockholder Proposal seeks to afford stockholders an opportunity to provide advisory input on executive compensation practices and to vote on the frequency of say-on-pay. Thus, the Proponent's underlying concerns and essential objective have been addressed in the Company's Frequency Proposal in 2011 and in the Company's say-on-pay proposal to be included in its 2013 Proxy Materials. Accordingly, it is our opinion that consistent with the amendments to Rule 14a-8(i)(10) under the 2011 Release and the precedents referenced above, the Stockholder Proposal has been substantially implemented by the Company and is, therefore, excludable under Rule 14a-8(i)(10).

VI. Conclusion

As is demonstrated by the foregoing discussion, we believe the Stockholder Proposal is excludable under Rules 14a-8(i)(9) and 14a-8(i)(10). Based on the foregoing, Marathon respectfully requests the Commission's staff confirm that it will not recommend any enforcement action if Marathon excludes the Stockholder Proposal from its 2013 Proxy Materials.

In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, Shareholder Proposals (Nov. 7, 2008), question C, we are submitting this letter to the Commission via email to shareholderproposals@sec.gov. A copy of this letter, together with enclosures, is also being emailed and mailed on this date to the Proponent in accordance with Rule 14a-8(j), thereby providing notice of Marathon's intention to omit the Stockholder Proposal from its 2013 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days prior to the date Marathon intends to file its definitive 2013 Proxy Materials. Please acknowledge receipt of the materials via return email to me at rjkolencik@marathonoil.com.

If the Commission's staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action position requested, Marathon would appreciate the opportunity to confer with the Commission's staff prior to the issuance of a negative response. If you have any questions, please feel free to call me at 713-296-2535.

Sincerely,



Richard J. Kolencik
Assistant General Counsel, Corporate and Finance

RJK

Attachments

cc: S. J. Kerrigan (w/out attachments)
S. A. Mazzu, III (w/out attachments)
Edward J. Durkin (w/attachments – via email and regular U.S. mail)
Douglas J. McCarron (w/attachments – via regular U.S. mail)

EXHIBIT A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 713-513-4011]

November 8, 2012

Sylvia J. Kerrigan
Corporate Secretary
Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056

Dear Ms. Kerrigan:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Marathon Oil Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the advisory say-on-pay vote, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 10,890 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Triennial Advisory Say-on-Pay Vote Proposal

Supporting Statement: The Dodd-Frank Act established an advisory say-on-pay ("SOP") vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan. The Act also provided for a periodic frequency vote to allow shareholders to register their position on the issue of whether the SOP vote should be presented to shareholders on an annual, biennial or triennial basis. Following the initial year SOP voting in the 2011 proxy season, most corporations determined to present the SOP vote on an annual basis.

The SOP vote in the 2011 and 2012 proxy seasons has afforded shareholders an opportunity to vote "For" or "Against" generally complex and multi-faceted executive compensation plans. Additionally, institutional investors and proxy voting services retained by large investors have had the task of analyzing and casting SOP votes at thousands of companies. The voting burden will increase, as the universe of SOP vote companies is set to expand under federal regulation. Over the initial two proxy seasons, shareholders have largely ratified companies' executive compensation plans, with approximately 97% of the companies receiving majority vote support and 69% of the plans receiving a 90% or greater favorable vote in the 2012 proxy season.

The Triennial Advisory Say-on-Pay Vote Proposal is presented to afford shareholders and corporations an opportunity to transform the single dimension annual SOP vote into a more effective means for shareholders to evaluate and vote on executive compensation plans. A triennial SOP vote will afford shareholders an opportunity to undertake in-depth plan analysis that examines distinctive plan features in advance of voting, as opposed to one-size-fits-all analysis. The triennial vote framework will allow for plan analysis that tracks the full cycle of the typical long-term performance components of a plan. Further, the suggested multi-faceted vote will provide for a more informative SOP vote, as it will allow shareholders to register a vote on each of the three key components of most executive compensation plans (annual incentive compensation, long-term compensation, and post-employment compensation) while also taking a position on the overall plan.

The proposed triennial SOP advisory vote with a multi-faceted ballot fits within the SOP Dodd-Frank framework and offers an improved opportunity for shareholders and corporations to address problematic aspects of executive compensation.

Therefore, Be It Resolved: That the shareholders of Marathon Oil Corporation ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.



Richard J. Kolencik
Assistant General Counsel and Assistant Secretary

Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056
Telephone 713.296.2535
Fax 713.296.4227
rjkolencik@marathonoil.com

Marathon Oil

VIA FAX (202-547-8979) and REGULAR MAIL

November 14, 2012

Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, D.C. 20001

Re: Shareholder Proposal – Triennial Advisory Say-on-Pay Vote Proposal

Dear Mr. Durkin:

On November 08, 2012 Marathon Oil Corporation ("Marathon") received a letter from Douglas J. McCarron, Fund Chairman of the United Brotherhood of Carpenters Pension Fund (the "Fund"), dated November 8, 2012, which proposed a resolution to be considered by the shareholders of Marathon at its 2013 annual meeting of stockholders. I am responding to you because Mr. McCarron has requested that all correspondence on this matter be directed to you. The Fund's shareholder proposal requests that Marathon's board of directors provide shareholders an opportunity to vote at every third annual stockholder meeting on the compensation of Marathon's named executive officers, with votes "for" or "against" the overall compensation plan and an opportunity for stockholders to register approval or disapproval on the three components of the named executive officer's plan: annual incentive compensation; long-term incentive compensation; and post-employment compensation.

As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to Marathon. This letter serves as notification that Mr. McCarron's November 8th letter, which was received by Marathon by facsimile on November 8th, does not meet all of the eligibility and procedural requirements of Rule 14a-8.

Specifically, according to Rule 14a-8(b)(1), in order for us to consider the Fund's resolution, the Fund must demonstrate to us that, as of November 8, 2012, it continuously held at least $2,000 in market value, or 1%, of the shares entitled to be voted on the resolution at Marathon's 2012 annual meeting of shareholders for at least one year.

Mr. Carron's letter dated November 08, 2012, states, in part, that ownership in Marathon's stock will be held until after the annual meeting. Additionally, it states, in part, that the Fund beneficially owned 10,890 shares of Marathon common stock continuously for more than one year. Mr. McCarron further provides that the record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. As of the date of this letter, Marathon has not received this verification.

If the Fund holds its Marathon shares through a bank or broker, then in order to substantiate the Fund's share ownership, Rule 14a-8(b)(2) requires the Fund to submit to Marathon a written statement from that bank or broker verifying that, as of November 8, 2012, the Fund continuously held at least $2,000 in market value, or 1%, of the shares entitled to be voted on the resolution at Marathon's 2013 annual meeting of shareholders for at least one year. Please see Rule 14a-8(b)(2)(i) for further details, and Rule 14a-8(b)(2)(ii) for an alternative way to prove ownership.

Based on these rules, Marathon hereby requests a written statement from the "record" holder that it held at least $2,000 in market value of Marathon common stock for at least one year by the date the Fund submitted the proposal. As provided in Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification. Therefore, this information is due on or before November 28, 2012.

If you have any questions or would like to discuss this matter further, please feel free to call me at the number above.

Sincerely,



Richard J. Kolencik

RJK/JS

cc: S. J. Kerrigan
S. A. Mazzu, III

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

RECEIVED
NOV 16 2012
S.J. KERRIGAN

AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 713-513-4011]

November 16, 2012

Sylvia J. Kerrigan
Secretary
Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056

RE: Shareholder Proposal Record Letter

Dear Ms. Kerrigan:

Amalgamated Bank of Chicago serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 10,890 shares of Marathon Oil Corporation ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Marathon Oil Corporation stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chair
Edward J. Durkin

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 27, 2011

Marathon Oil Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-5153	25-0996816
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5555 San Felipe Road, Houston, Texas	77056
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (713) 629-6600

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

The annual meeting of stockholders was held on April 27, 2011. In connection with the meeting, proxies were solicited pursuant to the Securities Exchange Act of 1934. The following are the voting results on proposals considered and voted upon at the meeting, all of which were described in Marathon's 2011 Proxy Statement.

1. Each of our directors was elected for a term expiring in 2012. Votes regarding the persons elected to serve as directors were as follows:

NOMINEE	VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	BROKER NON-VOTES
Gregory H. Boyce	374,002,957	147,366,399	864,731	68,096,506
Pierre Brondeau	510,849,401	10,792,527	592,159	68,096,506
Clarence P. Cazalot, Jr.	375,258,105	146,117,756	858,226	68,096,506
David A. Daberko	330,628,894	191,042,040	563,153	68,096,506
William L. Davis	332,465,329	188,903,013	865,745	68,096,506
Shirley Ann Jackson	320,738,142	200,945,514	550,431	68,096,506
Philip Lader	326,807,658	194,842,628	583,801	68,096,506
Charles R. Lee	373,074,168	148,605,696	554,223	68,096,506
Michael E. J. Phelps	330,596,604	190,728,487	908,996	68,096,506
Dennis H. Reilley	329,956,115	191,711,941	566,031	68,096,506
Seth E. Schofield	330,709,994	190,965,181	558,912	68,096,506
John W. Snow	330,293,862	191,389,739	550,486	68,096,506
Thomas J. Usher	370,390,416	151,328,907	514,764	68,096,506

2. PricewaterhouseCoopers LLP was ratified as our independent registered public accounting firm for 2011. The voting results were as follows:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED
582,730,000	6,795,267	805,326

3. The Board proposal amending our By-laws to enable stockholders who have continuously held twenty-percent (20%) or more of our outstanding common stock for at least one year to require our Chairman of the Board or Chief Executive Officer to call a special meeting of stockholders to vote on business proposed by those holders was approved. The voting results were as follows:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	BROKER NON-VOTES
431,017,055	158,132,973	1,180,565	0

4. The Board proposal seeking a non-binding advisory vote on our executive compensation programs and the compensation of our named executive officers was approved. The voting results were as follows:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	BROKER NON-VOTES
368,192,100	150,728,195	3,313,792	68,096,506

5. The Board proposal regarding the frequency of holding a non-binding advisory vote of the stockholders, every one, two, or three years, on the compensation of our named executive officers was approved for holding a non-binding advisory vote every year. The voting results were as follows:

EVERY YEAR	EVERY TWO YEARS	EVERY THREE YEARS	VOTES ABSTAINED	BROKER NON-VOTES
447,306,893	6,230,514	66,955,955	1,740,725	68,096,506

6. The stockholder proposal requesting that the Board of Directors prepare a report, within ninety days of the annual meeting of stockholders,

on the steps the Company has taken to reduce the risk of accidents was defeated. The voting results were as follows:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	BROKER NON-VOTES
34,883,900	433,895,968	53,454,219	68,096,506

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2011

MARATHON OIL CORPORATION

By:/s/ Michael K. Stewart

Michael K. Stewart
Vice President, Accounting and Controller